UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

POKER.com (Name of Issuer)
Common Stock (Title of Class of Securities)
30213S 207 (CUSIP Number)
Blue Diamond International Capital Inc.
1st Floor, No 8 Pictet de Rochemont
1207, Geneva, Switzerland
41-22-736-8154
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 21, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 30213S 207

1.	Names of Reporting Persons. BLUE DIAMOND INTERNATIONAL CAPITAL INC. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,000 Common Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000,000 Common Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 Common Shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 14%

14.	Type of Reporting Person CO
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SCHEDULE 13D
CUSIP No. 30213S 207

1.	Names of Reporting Persons. Newman Leech I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization South Africa (resident of Switzerland)

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,000,000 Common Shares

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 3,000,000 Common Shares

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 Common Shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 14%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

                   This Statement relates to Common Shares, with par value of $0.01, of Poker.com Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 210 - 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

Item 2. Identity and Background.

(a)	Name: Mr. Newman Leech and Blue Diamond Interntional Capital Inc.

(b)	Residence or business address: 1st Floor, No 8 Pictet de Rochemont1207, Geneva, Switzerland

(c)	Present Principal Occupation or Employment: 1st Floor, No 8 Pictet de Rochemont1207, Geneva, Switzerland

(d)	Criminal Conviction: During the last five years, neither Mr. Leech nor Blue Diamond has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:           During the last five years, neither Mr. Leech nor Blue Diamond has been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Mr. Leech is a citizen of South Africa (resident of Switzerland) and Blue Diamond International Capital Inc. is organized under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration:

                   Mr. Leech indirectly acquired the 3,000,000 common shares through Blue Diamond Interntational Capital Inc., a company which he wholly controls. The shares were acquired pursuant to an agreement dated February 13, 2003 between the issuer and Blue Diamond for the sale and purchase of certain intellectual property and domain names in connection with a provisional patent for a method of detemining skill in a tournament setting.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  Mr. Leech indirectly acquired the 3,000,000 common shares through Blue Diamond Interntational Capital Inc., a company which he wholly controls. The shares were acquired pursuant to an agreement dated February 13, 2003 between the issuer and Blue Diamond for the sale and purchase of certain intellectual property and domain names in connection with a provisional patent for a method of detemining skill in a tournament setting.

         Subject to market and business conditions and other factors, Blue Diamond International Capital Inc., may purchase additional shares, maintain present ownership of shares or sell some or all of the shares. At present, Blue Diamond Capital Inc. contemplates that such additional shares, if any, would also be purchased for investment purposes only.

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The aggregate number and percentage of Issuer Common Shares beneficially owned by Blue Diamond International Capital Inc. are 3,000,000 and 14%, respectively.
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Mr. Leech has the sole power to direct the vote and the disposition of 3,000,000 shares.
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
There are not transactions in the class of securities reported on that were effected during the past 60 days or since the most recent filing os Schedule 13D, by Mr. Leech.
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
(e)	Any material change in the present capitalization or dividend policy of the issuer;
Not applicable.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between Mr Leech, Blue Diamond International Capital Inc. and any other person with respect to any securities of the Company.

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Item 7. Material to be Filed as Exhibits. Agreement dated February 13, 2003.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2003
By:	/s/ Newman Leech Newman Leech
Title:	Director and President
Blue Diamond International Capital Inc., by its authorized signatory:
By:	/s/ Newman Leech Newman Leech
Title:	Director and President

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